Exhibit 4.2

Certificate number: A-36 *Number of shares:* 9,819,960

CL Workshop Group Limited

刺梨工坊公司

Incorporated under the Laws of the Territory of the British Virgin Islands

Authorized number of shares:
A maximum of EIGHT BILLION (8,000,000,000) ordinary shares each with a par value of US$0.001, divided into (i) 7,520,000,000 Class A ordinary shares with a par value of US$0.001 each (the "Class A Ordinary Shares"); and (ii) 480,000,000 Class B ordinary shares with a par value of US$0.001 each (the "Class B Ordinary Shares")

This is to certify that The Bank of New York Mellon

of 240 Greenwich Street, New York, New York 10286

is the registered holder of 9,819,960 *Class A Ordinary Shares of* USD0.001

each, numbered 359,292,472 *to* 369,112,431 *inclusive in the above named company, subject to the Memorandum and Articles of Association of the said Company.*

Given under the Common Seal of the company this ________ day of ______________, _________.

____

Director